U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             ROYCE BIOMEDICAL, INC.
             (Exact name of registrant as specified in its charter)


          Nevada                                                 98-0206542
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.

                           1100-1200 West 73rd Avenue
                   Vancouver, British Columbia V6P 6G5, Canada
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (604) 267-7080
              (Registrant's telephone number, including area code)


                Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on which
         to be so Registered                Each Class is to be Registered

                                      None

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Royce Biomedical, Inc. (the "Company") was incorporated in the State of Nevada on March 22, l995.

         Health care around the world is divided into two segments, diagnosis and treatment. This segmentation has given rise to two separate markets: the pharmaceutical market for treatment and the medical diagnostic testing devices market for diagnosis. There is a rapidly growing array of diagnostic testing devices which have a high degree of accuracy, sensitivity, and specificity. These testing devices, which provide accurate and cost effective results in minutes, are part of what is often referred to as the "point of care" market.

         Between August 1995 and April 1998, the Company manufactured and sold diagnostic test kits used to detect pregnancy, thyroid disorders and other medical conditions. Between August 1995 and January 1998 the Company assembled its diagnostic testing kits at a laboratory in Irvine, California. The Company closed this facility in April 1998.

         At the present time the Company purchases medical diagnostic test systems from American manufacturers. In September 1999 the Company signed an agreement with Chembio Diagnostic Systems Inc. for the manufacture of H. Pylori and other diagnostic testing kits. The H. Pylori diagnostic kit manufactured by Chembio Diagnostics Systems Inc., is considered by the Company and independent evaluators, to be very accurate and sensitive. It is a rapid two step test for the detection of antibodies to H. Pylori in human serum, plasma or whole blood and is used as an aid in the diagnosis of infection due to H. Pylori.

         In April 1999 the Company signed an agreement with Xili Pharmaceutical Group, Inc. ("Xili") of the People's Republic of China to market and distribute
H. Pylori diagnostic test kits supplied by the Company to Xili's customers in China. In addition to supplying H. Pylori test kits to Xili, the Company provides clinical data and in-person training to Xili personnel.

         Reports indicate that H. Pylori has infected over 780 million people in China. H. Pylori infection is a main cause of chronic gastritis (50-80% detectable rate in China), chronic active gastritis (over 90%), duodenal ulcer (95%), and gastric ulcer (80%). The early treatment of H. Pylori infection can reduce the need for invasive endoscopy and long-term traditional therapy associated with duodenal and gastric ulcers, as well as antral gastritis.

         Xili has a large sales force in China that services the medical purchasing needs of clinics, laboratories, hospitals, and consumers. Xili has more than 60 branch offices throughout China. Xili has a strong working relationship with over 2000 hospitals in China, the Chinese Medical Association and several of the largest drug stores and test kit distributors in China. Xili is controlled by Dr. Yan Xiao Wen, the Chairman of the Company's Board of Directors..

         In November 1999 Xili began distributing 20,000 H. Pylori test kits supplied by the Company to 100 hospitals in China as samples. The Company believes that each hospital will use a minimum of 30 kits per day. The Company's goal is to sell at least 10,000 test kits to each hospital during the year 2000. The Company expects to receive approximately $2.60 (net of product and distribution costs) from the sale of each H. Pylori testing kit.

         During the twelve month period ending December 31, 2000 the Company, through Xili, plans to market H. Pylori test kits to other hospitals in China. A variety of other diagnostic test kits will be sampled in key hospitals in China.

         The Company will analyze the results of first year sales of H. Pylori test kits. If sales results are encouraging, the Company plans to assemble H. Pylori test kit components in China to reduce costs. In this regard, Chembio Diagnostic Systems has indicated a willingness to sell the Company the components that would allow the assembly of H. Pylori and other diagnostic kits in China. Xili has agreed to supply the required assembly space in one of their pharmaceutical manufacturing plants.

         The Company may also attempt to acquire the rights to manufacture H. Pylori test kits in China. Rather than building its own manufacturing facility, the Company would pursue the acquisition of a subsidiary of Xili that manufactures pharmaceutical products.

         Utilizing marketing research conducted by Xili, the Company, if it believes suitable opportunities exists, will attempt to acquire the rights and licenses necessary to distribute and/or manufacture additional diagnostic testing kits which will detect the presence of various diseases, infections, viruses and other medical conditions. There can be no assurance that the Company will be successful in these efforts. The Company does not know, and at this time cannot predict, the cost of acquiring the rights to any new products.

         If the Company has success in the Chinese market, the Company may explore marketing and sales opportunities in other countries.

         All of the Company's sales have been to customers outside of the United States. For the foreseeable future, the Company does not plan to sell any of its products in the United States.

         The  Company's  executive  offices are located at  1100-1200  West 73rd
Avenue Vancouver, British Columbia V6P 6G5 CANADA. The Company's telephone number is (604) 267-7080 and its facsimile number is (604) 267-7078.

         See Part II, Item 4 of this registration statement for information concerning sales of the Company's common stock to officers, directors, and various third parties.

Competition

         There are competitors presently operating in China but comparative tests conducted by ImmunoReagent Products Inc. have shown the Company's products to be superior. The field in which the Company operates is subject to rapid technological change and there can be no assurance that the Company will be able to react and adapt to any such change or that developments by competitors will not cause the products distributed by the Company to be obsolete.

Regulation

         Foreign Regulation. The Company has licenses from the State Drug Authority of the People's Republic of China for the import and distribution of
H. Pylori and TB test kits in China. The Company, if suitable opportunities exist, will attempt to acquire the rights and licenses necessary to distribute other types of diagnostic test kits in China. Although the process to secure a license is relatively expensive and time consuming, the Company believes that having Xili as a partner in China will assist the Company in future dealings with Chinese regulatory agencies. There is no assurance however that the Company will be successful in obtaining licenses for the sale of additional diagnostic testing kits in China.

         In order to be sold outside the United States, medical device, manufactured in the United States, including diagnostic testing kits, are subject to FDA permit requirements that are conditioned on clearance by the importing country's appropriate regulatory authorities. Many countries further require imported medical devices to comply with their own or international standards. Although the Company believes its products can be produced in compliance with the regulations, no assurance can be given that the Company's products will continue to meet standards which may be established form time to time by the Chinese or other foreign government.

         Regulation in the United States. The sale of medical devices are regulated in the United States under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and the laws of certain states. The Federal Food and Drug Administration (FDA) exercises significant regulatory control over the manufacture of medical devices.

         Prior to the time a medical device can be marketed in the United States, approval of the FDA must normally be obtained. Certain states however have passed laws which allow a state agency having functions similar to the FDA to approve the testing and use of medical devices within the state. In the case of either FDA or state regulation, testing programs are typically required in order to establish product safety and efficacy.

         FDA regulations pertain not only to medical devices, but also to the processes and facilities used to manufacture such products. Among the conditions for marketing products cleared by the FDA is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the FDA's Good Manufacturing Practice ("GMP") regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance. GMP regulations require adherence to strict quality control procedures, including documentation of all aspects of the manufacturing process, to demonstrate that products are made by a "controlled" process that ensures consistency and reliability of the end product. Significant changes to the manufacturing process require notification to the FDA, and all changes require documentation. The FDA has the right to conduct inspections of the manufacturing facility at any time at its discretion. To the extent all or a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the other entity's participation in the manufacturing process. Domestic manufacturing establishments are subject to inspections by the FDA and by other Federal, state and local agencies and must comply with Good Manufacturing Practices ("GMP") as appropriate for production. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

Stock Splits

    All information in this registration statement has been adjusted to reflect a five-for-one reverse split of the Company's common stock which was effective May 11, 1998 and a three-for-one reverse split of the Company's common stock which was effective May 30, 1999.

Employees

         As of December 31, 1999, the Company had no full-time employees. The Company plans to hire employees as may be required by the level of the Company's operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

      At the present time the Company purchases medical diagnostic test systems from American manufacturers. In September 1999 the Company signed an agreement with Chembio Diagnostic Systems Inc. for the manufacture of H. Pylori and other diagnostic testing kits.

      In April 1999 the Company signed an agreement with Xili Pharmaceutical Group, Inc. ("Xili") of the People's Republic of China to market and distribute
H. Pylori diagnostic test kits supplied by the Company to Xili's customers in China. In addition to supplying H. Pylori test kits to Xili, the Company provides clinical data and in-person training to Xili personnel.

      In November 1999 Xili began distributing 20,000 sample H. Pylori test kits supplied by the Company to 100 hospitals in China. The Company believes that the hospital will use a minimum of 30 kits per day. The Company's goal is to sell at least 10,000 test kits to each hospital during 2000. The Company expects to receive approximately $ 2.60 (net of product and distribution costs) from the sale of each H. Pylori testing kit.

      During the twelve month period ending December 31, 2000 the Company, through Xili, plans to market H. Pylori test kits to other hospitals in China.

      The Company will analyze the results of first year sales of H. Pylori test kits. If sales results are encouraging, the Company plans to assemble H. Pylori test kit components in China to reduce costs. In this regard Chembio Diagnostic Systems Inc. has indicated a willingness to sell to the Company, components that would allow the assembly of H. Pylori and other diagnostic kits in China. Xili has agreed to supply the required assembly space in one of their pharmaceutical manufacturing plants.

      The Company may also attempt to acquire the rights to manufacture H. Pylori test kits in China. Rather than building its own manufacturing facility, the Company would pursue the acquisition of a subsidiary of Xili that manufactures pharmaceutical products.

      Utilizing marketing research conducted by Xili, the Company, if it believes suitable opportunities exists, will attempt to acquire the rights and licenses necessary to distribute other types of diagnostic test kits in China.

    During the year ended June 30, 1999 the Company's operations used $370,800 in cash. The Company funded its operating losses during this period through the private sale of shares of the Company's common stock. See Part II, Item 4 of this registration statement.

    The Company does not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's operations have not been a source of liquidity. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. During the year ending June 30, 2000 the Company will need approximately $4,000,000 in additional capital for the acquisition of a pharmaceutical manufacturing facility that will allow the Company to manufacture
H. Pylori test kits in China. In addition, if during the year ending June 30, 2000, the Company suffers additional losses, the Company will need to obtain additional capital in order to continue operations. There can be no assurance that the Company will be successful in obtaining additional funding.

ITEM 3.  PROPERTIES

         See Item 1 of this report.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of and percentage of outstanding shares of common stock owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's Common Stock as of December 31, 1999.

                                        Shares of
Name and Address                Common Stock (1)        Percent of Class

Dr. Yan Xiao Wen                  2,222,222 (2)               66%
#205 - 1057 S.E. 17th Street
Fort Lauderdale, FL 33316, USA.

Kathy Jiang                              --                    --
7531 Francis Rd.
Richmond, B.C. Canada V6Y 1A1

Gregory Sharpe                       92,222                  2.7%
954 Roche Point Drive
North Vancouver, British Columbia
Canada, V7H 2T7

Ken Pappas                           96,666 (3)              2.9%
5940 Sandpiper Ct.
Richmond, British Columbia
CANADA  V7E-2P7

All officers and directors as     2,411,110                 71.7%
 a group (4 persons).

(1) Excludes shares issuable prior to March 31, 2000 upon the exercise of options or warrants granted to the following persons:

Name                         Options exercisable prior to March 31, 2000

Gregory Sharpe                               66,666

(2) Represents shares held by Xili USA, Inc., a corporation controlled by Dr. Yan Xiao Wen

(3) Includes shares held by Knight & Day Restaurant Corp. Mr. Pappas is a Director of Knight & Day Restaurant Corp.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth certain information concerning the present management of the Company:

         Name                 Age         Position with Company

         Dr. Yan Xiao Wen     41          Chairman of the Board of Directors
         Kathy Jiang          42          President
         Gregory Sharpe       54          Vice President
         Ken Pappas           39          Director

     Dr. Yan Xiao Wen has been a director of the Company since April 1999. Dr. Yan has been the President of Xili Pharmaceutical (Group) Inc., (Xili Beijing, Xili Hebei, Xili Zaozhuang, Xili Hezhe, Xili Chongqing, Xili Hubai) and Xili USA Inc. since December 1993.

     Kathy Jiang has been the President of the Company since April 1999. Ms. Jiang was the Vice President of Shandong Canada Trading from March 1993 to November 1998.

     Gregory Sharpe has been the Company's Vice President since April 1999. From August 1991 to April 1998 Mr. Sharpe was the President of Harbourside College.

     Ken Pappas was the Company's President between August 1995 and June 1998. Mr. Pappas has been a director of the Company since March 1995. Mr. Pappas has been the president of the Knight and Day Restaurants and Hymark Foods since 1986.

Consultant

     Dr. Robert Bohannon is an expert in the field of immunoreagents and diagnostics and provides consulting services to the Company. Dr. Bohannon identifies leading diagnostic test kits through independent clinical analysis. Dr. Bohannon also provides training to Xili's marketing and sales force.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal year ended June 30, 1999.

                       Annual Compensation           Long  Term Compensation
                                                      Re-                 All
                                           Other     stric-             Other
                                          Annual      ted                Com-
Name and                                 Compen-    Stock    Options     pensa-
Principal        Fiscal  Salary  Bonus     sation  Awards    Granted       tion
Position          Year     (1)     (2)     (3)       (4)       (5)         (6)

Kathy Jiang,
President and     1999  $12,000    --        --        --                   --
Chief Executive
Officer since
April 1999


Ken Pappas,       199   $    --    --        --        --       --          --
President and     1998  $    --    --        --             50,000          --
Chief Executive   1997  $   --     --        --        --       --          --
Officer prior to June 1998

(1) The dollar value of base salary (cash and non-cash) received.

(2) The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amount in the table represents automobile allowances.

(4) During the period covered by the foregoing table, the shares of restricted stock issued as compensation for services. The table below shows the number of shares of the Company's Common Stock owned by the officers listed above, and the value of such shares as of June 30, 1999.

         Name                       Shares            Value

         Kathy Jiang                    --        $      --
         Ken Pappas                 96,666           $5,900

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the table. In the case of Mr. Pappas, includes options granted to Knight & Day Restaurant Corp. Mr. Pappas is director of Knight & Day Restaurant Corp. All of the options in the table expired without being exercised.

(6) All other compensation received that the Company could not properly report in any other column of the table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the named executive officer, and the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

    The following shows the amounts which the Company expects to pay its officers and consultant during the year ending June 30, 2000 and the time which the Company's executive officers and consultant plan to devote to the Company's business. The Company does not have employment agreements with any of its officers or its consultant.

                                Proposed              Time to be Devoted
Name                          Compensation            To Company's Business

Dr. Yan Xiao Wen                    --                As required
Kathy Jiang                    $50,000                       35%
Gregory Sharpe                 $30,000                       35%
Dr. Robert Bohannon          Not known                As required

Options Granted During Fiscal Year Ending June 30, l999

    The following tables set forth information concerning the options granted, during the fiscal year ended June 30, 1999, to the Company's officers and directors, and the fiscal year-end value of all unexercised options (regardless of when granted) held by these persons. The options held by Mr. Sharpe were not granted pursuant to the Company's stock option plans.

                                Individual Grants
                                % of Total
                                  Options
                                 Granted to     Exercise
                  Options       Employees in    Price Per           Expiration
 Name            Granted (#)     Fiscal Year      Share               Date

Gregory Sharpe     33,333                        $0.60               12-31-99
Gregory Sharpe     33,333                        $1.50               12-31-00
Gregory Sharpe     33,333                        $3.90               12-31-01

                   99,999           100%

     Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                  Number of
                                                 Securities         Value of
                                                Underlying        Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options at
                                               June 30, 1999       June 30, 1999
                 Shares Acquired   Value       Exercisable/         Exercisable/
Name              on Exercise     Realized     Unexercisable       Unexercisable

Gregory Sharpe            --            --        66,666/--            -/-


Long Term Incentive Plans - Awards in Last Fiscal Year

         None.

Employee Pension, Profit Sharing or Other Retirement Plans

         Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

         Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

         Other Arrangements. During the year ended June 30, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

         See " Stock Option and Bonus Plans" below for information concerning stock options and stock bonuses granted to the Company's officers and directors.

Stock Option and Bonus Plans

         The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these three Plans are collectively referred to as the "Plans".

         Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock, less the number of shares already optioned under both this Plan and the Non-Qualified Stock Option Plan. The Incentive Stock Option Plan became effective on September 15, 1999 and will remain in effect until September 15, 2009 unless terminated earlier by action of the Board. Only officers, directors and key employees of the Company may be granted options pursuant to the Incentive Stock Option Plan.

          In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

         1. Options granted pursuant to the Plan must be exercised no later than:

         (a) The expiration of thirty (30) days after the date on which an option holder's employment by the Company is terminated.

         (b) The expiration of one year after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's disability or death.

         2. In the event of an option holder's death while in the employ of the Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

         3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

         4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

         5. The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning the Company's stock which represents more than 10% of the total combined voting power of all classes of stock).

         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock less the number of shares already optioned under both this Plan and the Incentive Stock Option Plan. The Non-Qualified Stock Option Plan became effective on September 9, 1997 and will remain in effect until September 9, 2007 unless terminated earlier by the Board of Directors. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

         Options granted pursuant to the Plan not previously exercised terminate upon the date specified when the option was granted.

         Stock Bonus Plan. Up to 100,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

         Other Information Regarding the Plans. The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

         In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors.

         Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board of Directors when the shares were issued.

         The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

         The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

         Summary. The following sets forth certain information as of December 31, 1999, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                             Total        Shares                    Remaining
                             Shares    Reserved for       Shares     Options/
                            Reserved   Outstanding     Issued As     Shares
Name of Plan               Under Plan    Options      Stock Bonus   Under Plan

Incentive Stock Option Plan  300,000         --            N/A       300,000
Non-Qualified Stock Option
  Plan                       300,000                       N/A       300,000
Stock Bonus Plans            150,000        N/A             --       150,000

ITEM 7. CERTAIN  RELATIONSHIPS  AND RELATED  TRANSACTIONS

     The following table provides information concerning shares of the Company's common stock issued to the Company's officers and directors since the inception of the Company:

Date           Shares          hareholder                   Consideration

03-25-95     133,333         Ken Pappas                       $    2,000
08-15-97       6,666         Ken Pappas                       Services Rendered
01-20-98      33,333         Knight & Day Restaurant Corp.    $125,000
09-21-98     100,000         Knight & Day Restaurant Corp.    $  45,000
01-19-99      92,222         Gregory Sharpe                   Services Rendered
04-12-99   2,222,222         Xili USA, Inc.                   $300,000

         In September 1997 Ken Pappas returned 33,333 shares of common stock to the Company. These shares were cancelled and Mr. Pappas did not receive any consideration for the return of these shares.

    Ken Pappas, a director of the Company, is also a director of Knight & Day Restaurant Corp.

    Xili USA, Inc. is controlled by Dr. Yan Xiao Wen, a director of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue 100,000,000 shares of Common Stock (the "Common Stock"). As of the December 31, 1999 the Company had 3,364,138 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the

Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

         Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         As of December 31, 1999, there were approximately 370 record owners of the Company's Common Stock. The Company's Common Stock is traded on the National Association of Securities Dealers OTC Bulletin Board under the symbol "RYBO". Set forth below are the range of high and low bid quotations for the periods indicated as reported by the NASD. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

    The share prices shown in the table have been adjusted to reflect a five-one reverse stock effective May 11, 1998 and a three-for-one reverse stock split effective May 30, 1999.


            Quarter Ending              High           Low

                9/30/97                 $0.87          $0.35
               12/31/97                 $0.75          $0.34
                3/31/98                 $0.47          $0.24
                6/30/98                 $0.75          $0.13

                9/30/98                 $0.44          $0.07
               12/31/98                 $0.10          $0.02
                3/31/99                 $0.11          $0.04
                6/30/99                 $0.14          $0.06

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not engaged in any litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth certain information concerning all securities issued by the Company since January 1, 1997 which have not been registered under the Securities Act of 1933.

Shares Issued

Date          Shares       Shareholder                 Consideration

05-22-97     10,000   Richmor Properties Ltd.        $75,000
08-15-97     20,000   Richmor Properties Ltd.        $150,000
08-15-97      6,666   Ken Pappas                     Services Rendered
08-15-97      6,666   Angelo Dimitracopoulos         Services Rendered
08-15-97      3,333   Charles F. Payne               Services Rendered
08-15-97      1,333   Zhi Fen Jing                   Services Rendered
08-15-97      1,600   Krishan Sharma                 Services Rendered
09-15-97     16,666   Costas Stariopoulos            Services Rendered
09-15-97     16,666   Angelo Spiliotis               Services Rendered
01-20-98     33,333   Knight & Day Restaurant Corp.  $125,00
01-20-98     20,000   Richmor Properties Ltd.        $75,000
02-06-98     16,666   Angelo Dimitracopoulos         $25,000
08-05-98     73,333   Raymond Law                    $66,000
09-21-98    111,111   Richmor Properties Ltd.        Services rendered
09-21-98    100,000   Knight & Day Restaurants Corp. $  45,000
09-21-98    100,000   Peter Kokinis                  $  45,000
09-21-98     16,666   Darryl Frost                   $    7,500
09-21-98     40,000   Greg Wong                      $  18,000
09-30-98     16,666   Peter Kyriakides               Services rendered
09-30-98     16,666   Peter Kerasiotis               Services rendered
09-30-98     16,666   Angela Giannoulis              Services rendered
09-30-98     66,666   Richmor Properties Ltd.        Services rendered
01-19-99     92,222   Gregory Sharpe                 Services rendered
04-12-99  2,222,222   XI LI USA, Inc.                $300,000

    The sales of shares prior to January 20, 1999 were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were involved with the sale of these securities and no commissions or other forms of remuneration were paid to any person in connection with such sales.

         The sale of the shares to Xili USA, Inc. was an exempt transaction under Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Xili USA, Inc. acquired the shares for investment purposes only and without a view to distribution. At the time Xili USA acquired the shares, Xili USA was fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters. Xili USA, Inc. acquired the securities for its own account. The certificates evidencing the securities purchased by Xili USA will bear a legend stating that they may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares purchased by Xili USA are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. No underwriters were involved with the sale of these securities and no commissions or other forms of remuneration were paid to any person in connection with this sale.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reason- ably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART III

EXHIBITS

Exhibit
Number       Exhibit Name                                           Page Number

Exhibit 2   Plan of Acquisition, Reorganization, Arrangement,
            Liquidation, etc.                                            None

Exhibit 3   Articles of Incorporation, as amended, and Bylaws            ____

Exhibit 4   Instruments Defining the Rights of Security Holders

   Exhibit 4.1  Incentive Stock Option Plan                              ____

   Exhibit 4.2  Non-Qualified Stock Option Plan                          ____

   Exhibit 4.3   Stock Bonus Plan                                        ____

Exhibit 5   Subscription Agreement                                       None

Exhibit 9   Voting Trust Agreement                                       None

Exhibit 10   Material Contracts                                          None

Exhibit 27   Financial Data Schedules                                    ____

                              ROYCE BIOMEDICAL INC.

                                  Vancouver, BC

                              FINANCIAL STATEMENTS

                        For the Year Ended June 30, 1999

                               AUDITORS' REPORT

To The Shareholders of Royce Biomedical Inc.:

      We have audited the balance sheets of Royce Biomedical Inc. as at June 30, 1999 and 1998 and the statements of loss and deficit, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

                                          Cinnamon Jang Willoughby & Company
                                          Chartered Accountants
Burnaby, BC
November 15, 1999

     Comments by Auditor for U.S. Readers on Canada-US Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditins and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 6 to the financial statements. Our report to the shareholders dated November 15, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                        Cinnamon Jang Willoughby & Company
                                          Chartered Accountants
Burnaby, BC
November 15, 1999

                                                                   Exhibit "A"
                              ROYCE BIOMEDICAL INC.
                                  Balance Sheet
                                  June 30, 1999
                                  (US Dollars)


Assets                                                    1999           1998
----------------------------------------------------------------------------
Current:
   Cash                                             $     37,400     $    100
   Prepaid expenses and deposits                         200,500           --
----------------------------------------------------------------------------
                                                         237,900          100
Product licence fees (Note 3)                                 --           --
----------------------------------------------------------------------------
                                                     $   237,900     $    100
----------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------
Current:
   Bank loan                                        $         --    $   6,200
   Accounts payable and accrued liabilities               83,000       89,400
----------------------------------------------------------------------------
                                                          83,000       95,600
Loan payable                                                  --       30,000
Loan payable to a related party (Note 4)                  37,900      111,000
----------------------------------------------------------------------------
                                                         120,900      236,600
----------------------------------------------------------------------------
Shareholders' Equity
----------------------------------------------------------------------------
Share Capital (Note 5)                                    14,000        5,700
Contributed Surplus (Note 5)                           2,305,700    1,796,600
Deficit, per Exhibit "B"                               2,202,700    2,038,800
----------------------------------------------------------------------------
                                                         117,000     (236,500)
Going Concern (Note 6)
Commitments (Note 7)
----------------------------------------------------------------------------
                                                     $   237,900    $     100
----------------------------------------------------------------------------

                           - See accompanying notes -

                                                                   Exhibit "B"
                              ROYCE BIOMEDICAL INC.
                          Statement of Loss and Deficit
                        For the Year Ended June 30, 1999
                                  (US Dollars)


                                                           1999          1998
----------------------------------------------------------------------------
Income                                                  $     --     $      --
----------------------------------------------------------------------------
Expenses:
   Amortization                                               --        32,300
   Consulting fees                                        51,300       238,100
   Foreign exchange gain                                      --       (25,100)
   Office and sundry                                       2,900        19,400
   Professional fees                                      30,200        68,300
   Rent                                                   26,700        38,500
   Stock transfer agents fees                              1,900         1,200
   Telephone                                              10,000        14,800
   Travel and promotion                                   21,000        66,400
   Wages and benefits                                     19,900        55,100
------------------------------------------------------------------------------
Loss before other item                                   163,900       509,000

Other item:
   Write-down of assets                                       --        72,500
----------------------------------------------------------------------------
Net Loss                                                 163,900       581,500
Deficit, beginning                                     2,038,800     1,457,300
----------------------------------------------------------------------------
Deficit, ending, to Exhibit "A"                       $2,202,700    $2,038,800
----------------------------------------------------------------------------

Loss per share                                       $      0.10    $     0.55
----------------------------------------------------------------------------


                           - See accompanying notes -

                                                                  Exhibit "C"
                              ROYCE BIOMEDICAL INC.
                  Statement of Changes in Shareholders' Equity
                        For the Year Ended June 30, 1999
                                  (US Dollars)


                                          Common Shares  Contributed
                                   Shares    Amount       Surplus     Deficit
----------------------------------------------------------------------------
Balance at June 30, 1997         3,644,932   $  3,600   $1,101,200  $(1,457,300)
Shares issued for cash             290,000        300       44,700          --
Shares issued for services
 rendered                          194,000        200      147,300          --
Shares cancelled                  (100,000)      (100)     (99,900)         --
Shares exchanged for debt to
related parties                  1,650,000      1,700      603,300          --
Reduction due to consolidation
  of 5 existing common shares
  into 1 common share effective
  May 8, 1998                   (4,203,314)        --           --          --
Net Loss, per Exhibit "B"               --         --           --    (581,500)
----------------------------------------------------------------------------
Balance at June 30, 1998         1,475,618      5,700    1,796,600  (2,038,800)
Shares issued for cash           6,886,667      6,900      358,300          --
Shares exchanged for debt to
  related parties                1,453,333      1,400      150,800          --
Reduction due to consolidatio
   of 3 existing common shares
   into 1 common share effective
   May 10, 1999                 (6,543,702)        --           --          --
Net Loss, per Exhibit "B"               --         --           --    (163,900)
----------------------------------------------------------------------------
Balance at June 30, 1999,
  to Exhibit "A"                 3,271,916    $14,000   $2,305,700 $(2,202,700)
----------------------------------------------------------------------------

                           - See accompanying notes -

                                                                   Exhibit "D"
                              ROYCE BIOMEDICAL INC.
                             Statement of Cash Flows
                        For the Year Ended June 30, 1999
                                  (US Dollars)


                                                          1999          1998
----------------------------------------------------------------------------
Operating Activities:
   Net Loss, per Exhibit "B"                          $(163,900)    $(581,500)
   Adjustments for -
     Amortization                                            --        32,300
     Write-down of assets                                    --        72,500
     Incorporation costs written off                         --           900
----------------------------------------------------------------------------
                                                       (163,900)     (475,800)
   Changes in non-cash working capital -
     (Increase) Decrease in accounts receivable              --         8,500
     (Increase) Decrease in prepaid expenses and
         deposits                                      (200,500)       20,400
     Increase (Decrease) in accounts payabl
        and accrued liabilities                          (6,400)       (2,200)
----------------------------------------------------------------------------
Cash flows used in operating activities                (370,800)     (449,100)
----------------------------------------------------------------------------
Financing Activities:
   Proceeds from issuance of common shares              517,400       697,500
   Repayment of bank loan                                (6,200)       (5,000)
   Proceeds from loan payable                                --        30,000
   Repayment of loan payable                            (30,000)           --
   Repayment of loan payable to related party           (73,100)     (286,000)
----------------------------------------------------------------------------
Cash flows from financing activities                    408,100       436,500
----------------------------------------------------------------------------
Net Increase (Decrease) in Cash                          37,300       (12,600)
Cash, beginning                                             100        12,700
----------------------------------------------------------------------------
Cash, ending                                         $   37,400     $     100
----------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:

   Interest paid                                     $      200     $   5,200

   Non-cash transaction -
     1,453,333 common shares were issued in settlemen of $152,300 debt to a related party.

                           - See accompanying notes -

                                                                  Exhibit "E"
                              ROYCE BIOMEDICAL INC.
                          Notes to Financial Statements
                                  June 30, 1999
                                  (US Dollars)


1.  Principles of Accounting and General Information:

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    The company was incorporated on March 22, 1995 under the jurisdiction of the State of Nevada.

    During the year, the company remained inactive having closed it's US production facility and laboratory in 1997.

2.  Accounting Policies:

    a)  Financial Instruments -

        Fair Values -
        Unless otherwise noted, cash, accounts payable and accrued liabilities and loan payable to a related party are stated at amounts that approximate their book value.

        Liability Risk -
        The company does not have significant risk for the repayment of advances from a related party because under agreements with other shareholders, the related party has agreed not to demand repayment.

    b)  Use of Estimates -

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

    c)  Foreign Currency Translation -

        Assets and liabilities of Canadian operations are translated into United States currency at exchange rates prevailing at the balance sheet date for monetary items and at rates prevailing at the transaction date for non-monetary items. Revenue and expenses, except amortization, are converted at the average exchange rates for the year. Amortization is converted at the same rate as the related assets.

        Foreign exchange gains or losses on monetary assets and liabilities are included in operations.

    d)  Cash -

        Cash consists of bank accounts and short-term deposits integral to the company's cash management.


                           - See accompanying notes -

                                                                   Exhibit "E"
                                                                    Continued
                              ROYCE BIOMEDICAL INC.
                          Notes to Financial Statements
                                  June 30, 1999
                                  (US Dollars)


3.  Product Licence Fees:                                   1999        1998
-----------------------------------------------------------------------
    Product licence fees, at cost                         $10,000     $10,000
    Less:  Accumulated amortization                        10,000      10,000
-----------------------------------------------------------------------
                                                         $     --     $    --
-----------------------------------------------------------------------


4.  Loan Payable to a Related Party:                        1999        1998
-----------------------------------------------------------------------
    Knight & Day Restaurants Ltd. -
        The loan payable has no specific
          repayment terms and is non-interest
          bearing.  (See Note 2(a)).                       $37,900    $111,000
----------------------------------------------------------------------
5.  Share Capital:

    Authorized -
  100,000,000               Common shares with a par value of $.001 each
    5,000,000               Preferred shares with a par value of $.001 each

                                                    Common Shares Contributed
    Issued and Outstanding -                # Shares   Amount       Surplus
-----------------------------------------------------------------------
    Balance at June 30, 1997                3,644,932     $  3,600   $1,101,200
    Shares issued for cash                    290,000          300       44,700
    Shares issued for services rendered       194,000          200      147,300
    Shares cancelled                         (100,000)        (100)     (99,900)
    Shares exchanged for debt to related
        parties                             1,650,000        1,700      603,300
    Reduction due to consolidation of
        5 existing common shares into
        1 common share effective
        May 8, 1998                        (4,203,314)          --           --
-------------------------------------------------------------------------------
    Balance at June 30,1998                 1,475,618        5,700    1,796,600
    Shares issued for cash                  6,886,667        6,900      358,300
    Shares exchanged for debt to
      related parties                       1,453,333        1,400      150,800
    Reduction due to consolidation
      of 3 existing common shares
      into 1 common share effective
      May 10, 1999                         (6,543,702)          --          --
-------------------------------------------------------------------------------
    Balance at June 30, 1999                3,271,916      $14,000  $2,305,700
-------------------------------------------------------------------------------
                           - See accompanying notes -

                                                                    Exhibit "E
                                                                    Continued
                              ROYCE BIOMEDICAL INC.
                          Notes to Financial Statements
                                  June 30, 1999
                                  (US Dollars)


5.  Share Capital:  (Continued)

    The following options for the purchase of common shares are outstanding:

          Number of                  Exercise               Expiry
           Warrants                    Price                 Date
-----------------------------------------------------------------------
           20,000                  $  9.75              August 15, 1999
           16,666                     1.50            December 31, 1999
           33,333                      .60            December 31, 1999
           93,333                     4.50            December 31, 1999
           10,000                    10.50                 May 22, 2000
           20,000                    10.50              August 15, 2000
           33,333                     1.50            December 31, 2000
           33,333                     3.90            December 31, 2001
           83,333                      .30            December 31, 2001

    Granting of stock options to employees and directors may give rise to a charge to income for compensation. In accordance with APB 25 under which stock options are measured by the intrinsic value method, employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option price. Alternatively, in accordance with SFAS-123, stock options could be valued using a fair market value method such as the Black-Scholes option pricing model. At the date the options were granted, there were no available market prices, therefore, it is not possible to determine the value of the options.

     At June 30, 1999, 183,333 (1998 - 330,000) common shares were restricted from trading.

6.  Going Concern:

    While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses to date raises substantial doubt upon the validity of this assumption.

    The company has experienced significant losses over the past five years, including $163,900 in the current year and has an accumulated deficit of $2,202,700 at June 30, 1999. The company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve and maintain profitable operations.

    If the going concern assumption was not appropriate for these financial statements, then adjustments may be necessary in the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

    The company has financed its activities primarily from the proceeds of various share issues and loans from related companies. As a result of the company being in the early stages of operations, the recoverability of assets on the balance sheet will be dependent on the company's ability to obtain additional financing and to attain a level of profitable operations from the existing facilities in production and/or the disposition thereof.

                                                                   Exhibit "E"
                                                                    Continued
                              ROYCE BIOMEDICAL INC.
                          Notes to Financial Statements
                                  June 30, 1999
                                  (US Dollars)


7.  Commitments:

    During the year ended June 30, 1997, the company issued shares to a number of investors in British Columbia, Canada at $1.42 ($2.00 Canadian). Pursuant to the British Columbia Securities Act, an Offering Memorandum should have accompanied the issuance of these shares. As this did not occur, the shareholders were offered the opportunity to rescind the purchase of the shares for a refund of the entire purchase price. Requests from shareholders to rescind 14,250 common shares were received within the required time limit. The company is required to refund an amount of $20,357. At June 30, 1999, these amounts have not been repaid and are included in accounts payable and accrued liabilities.

    The company has leased premises until June 30, 2000 at an annual cost of $9,000.

8.  Related Party Transactions:

    In addition to the transactions described elsewhere in the financial statements, the company had the following transactions with an officer, a the director of the company.
                                                            1999        1998
----------------------------------------------------------------------
    Expenses -
        Consulting fees                                  $26,706  $    -
        Wages                                             12,000       -

    These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

9.  Income Taxes:

    The company has net losses for income tax purposes totalling approximately $2,192,920 which may be applied against future taxable income. The potential benefit arising from these losses has been recognized as a deferred tax asset. To the extent that those benefits may not be realized, a valuation allowance is provided for. The company's deferred tax balances are as follows:

                                                            1999        1998
----------------------------------------------------------------------
    Deferred tax asset, beginning of year               $710,185    $506,660
    Benefit of current year's operating
    loss carried forward                                  57,365     203,525
----------------------------------------------------------------------
    Deferred tax asset, end of year                      767,550     710,185
----------------------------------------------------------------------
    Valuation allowance, beginning of year               710,185     506,660
    Current year's provision                              57,365     203,525
----------------------------------------------------------------------
    Valuation allowance, end of year                     767,550     710,185
----------------------------------------------------------------------
                                                        $     --    $     --
----------------------------------------------------------------------

                                                                   Exhibit "E"
                                                                    Continued
                              ROYCE BIOMEDICAL INC.
                          Notes to Financial Statements
                                  June 30, 1999
                                  (US Dollars)


9.  Income Taxes:  (Continued)

    As the company has no history of profits, management believes that it is more likely than not some or all of the deferred tax asset will not be realized and has provided a full valuation allowance against the deferred tax asset. The right to claim these losses expire as follows:

                              2010                      $173,000
                              2011                       599,000
                              2012                       748,000
                              2013                       508,976
                              2014                       163,944

10. Comparative Figures:

    Certain of the 1998 comparative figures have been reclassified to comply with the current year's presentation.

11. Uncertainty Due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect Royce Biomedical Inc.'s ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting Royce Biomedical Inc., including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              ROYCE BIOMEDICAL INC.

                                  Vancouver, BC

                          INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)

                                December 31, 1999

                                                                   Exhibit "A"
                              ROYCE BIOMEDICAL INC.
                              Interim Balance Sheet
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


Assets                                                  1999           1998
----------------------------------------------------------------------
Current:
   Cash                                           $   185,800 $          400
   Accounts receivable                                 52,000             --
   Prepaid expenses and deposits                        1,200             --
----------------------------------------------------------------------
                                                      239,000            400
Product licence fees (Note 4)                              --             --
----------------------------------------------------------------------
                                                  $   239,000 $          400
----------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------
Current:
   Bank loan                                     $         --  $       4,700
   Accounts payable and accrued liabilities            91,600         63,000
   Loan payable                                        50,000             --
----------------------------------------------------------------------
                                                      141,600         67,700
Note payable to a related party (Note 5)               37,500         35,600
----------------------------------------------------------------------
                                                      179,100        103,300
----------------------------------------------------------------------
Shareholders' Equity
----------------------------------------------------------------------
Share Capital (Note 6)                                 14,300          7,100
Contributed Surplus (Note 6)                        2,322,000      2,042,600
Deficit, per Exhibit "B"                            2,276,400      2,152,600
----------------------------------------------------------------------
                                                       59,900       (102,900)
Going Concern (Note 7)
Commitments (Note 8)
----------------------------------------------------------------------
                                                  $   239,000  $         400
----------------------------------------------------------------------

Approved by the Directors:


                           - See accompanying notes -

                                                                   Exhibit "B"
                              ROYCE BIOMEDICAL INC.
                      Interim Statement of Loss and Deficit
                                   (Unaudited)
                   For the Six Months Ended December 31, 1999
                                  (US Dollars)


                                                         1999          1998
----------------------------------------------------------------------
Sales                                            $     52,000      $      --
Cost of sales                                          19,900             --
----------------------------------------------------------------------
Gross Margin                                           32,100             --
----------------------------------------------------------------------
Expenses:
   Consulting fees                                     58,100         28,300
   Foreign exchange loss                                  200             --
   Office and sundry                                    1,000          4,500
   Professional fees                                   15,500         15,800
   Rent                                                 3,700         26,400
   Stock transfer agents fees                             900          1,000
   Telephone                                              400         11,400
   Travel and promotion                                 7,400         13,500
   Wages and benefits                                  18,600         12,900
----------------------------------------------------------------------
                                                      105,800        113,800
----------------------------------------------------------------------
Net Loss                                               73,700        113,800
Deficit, beginning                                  2,202,700      2,038,800
----------------------------------------------------------------------
Deficit, ending, to Exhibit "A"                    $2,276,400     $2,152,600
----------------------------------------------------------------------

Loss per share                                     $     0.02     $     0.04
----------------------------------------------------------------------


                           - See accompanying notes -

                                                                   Exhibit "C"
                              ROYCE BIOMEDICAL INC.
              Interim Statement of Changes in Shareholders' Equity
                                   (Unaudited)
                   For the Six Months Ended December 31, 1999
                                  (US Dollars)


                                         Common Shares   Contributed
                                 Shares     Amount         Surplus   Deficit
----------------------------------------------------------------------
Balance at June 30, 1998      1,475,618    $  5,700   $1,796,600  $(2,038,800)
Shares issued for cash          220,000         200       95,200           --
Shares exchanged for debt
  to related parties          1,453,333       1,200      150,800           --
Net Loss, per Exhibit "B"            --          --           --     (113,800)
----------------------------------------------------------------------
Balance at December 31, 1998  3,148,951    $  7,100    2,042,600  $(2,152,600)
----------------------------------------------------------------------

Balance at June 30, 1999      3,271,916     $14,000    2,305,700  ($2,202,700)
Shares issued for services
  rendered                       92,222         300       16,300           --
Net Loss, per Exhibit "B"            --          --           --      (73,700)
----------------------------------------------------------------------
Balance at December 31,
  1999, to Exhibit "A"        3,364,138     $14,300   $2,322,000  $(2,276,400)
----------------------------------------------------------------------


                           - See accompanying notes -

                                                                   Exhibit "D"
                              ROYCE BIOMEDICAL INC.
                         Interim Statement of Cash Flows
                                   (Unaudited)
                   For the Six Months Ended December 31, 1999
                                  (US Dollars)


                                                        1999           1998
----------------------------------------------------------------------
Operating Activities:
   Net Loss, per Exhibit "B"                        $ (73,700)     $(113,800)
   Changes in non-cash working capital -
     (Increase) Decrease in accounts receivable        52,000             --
     (Increase) Decrease in prepaid expenses
        and deposits                                  199,300             --
     Increase (Decrease) in accounts payable
        and accrued liabilities                         8,600        (26,400)
     Increase (Decrease) in loan payable               50,000             --
----------------------------------------------------------------------
Cash flows from (used in) operating activities        132,200       (140,200)
----------------------------------------------------------------------
Financing Activities:
   Proceeds from issuance of common shares             16,600        172,000
   Repayment of bank loan                                  --         (1,500)
   Repayment of loan payable                               --        (30,000)
   Repayment of note to related party                    (400)            --
----------------------------------------------------------------------
Cash flows from financing activities                   16,200        140,500
----------------------------------------------------------------------
Net Increase in Cash                                  148,400            300
Cash, beginning                                        37,400            100
----------------------------------------------------------------------
Cash, ending                                         $185,800   $        400
----------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:
   Interest                                          $   200    $        700


                           - See accompanying notes -

                                                                   Exhibit "E"
                              ROYCE BIOMEDICAL INC.
                      Notes to Interim Financial Statements
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


1.  Principles of Accounting and General Information:

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    The company was incorporated on March 22, 1995 under the jurisdiction of the State of Nevada.

    During the year, the company remained inactive having closed it's US production facility and laboratory in 1997.

2.  Accounting Policies:

    a)  Use of Estimates -

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

    b)  Foreign Currency Translation -

        Assets and liabilities of Canadian operations are translated into United States currency at exchange rates prevailing at the balance sheet date for monetary items and at rates prevailing at the transaction date for non-monetary items. Revenue and expenses, except amortization, are converted at the average exchange rates for the year. Amortization is converted at the same rate as the related assets.

        Foreign exchange gains or losses on monetary assets and liabilities are included in operations.

    c)  Cash -

        Cash consists of bank accounts and short-term deposits integral to the company's cash management.

3.  Financial Instruments:

    a)  Fair Values -

        Unless otherwise noted, cash, accounts payable and accrued liabilities, loan payable and note payable to a related party are stated at amounts that approximate their book value.

    b)  Liability Risk -

        The company does not have significant risk for the repayment of advances from a related party because under agreements with related party, they have agreed not to demand repayment.

                                                                    Exhibit "E
                                                                   Continued "
                              ROYCE BIOMEDICAL INC.
                      Notes to Interim Financial Statements
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


4.  Product Licence Fees:                            1999           1998
----------------------------------------------------------------------
    Product licence fees, at cost                $ 10,000       $ 10,000
    Less:  Accumulated amortization                10,000         10,000
----------------------------------------------------------------------
                                                 $     --       $     --
----------------------------------------------------------------------

5.  Note Payable to a Related Party:                 1999           1998
----------------------------------------------------------------------
    Knight & Day Restaurants Ltd. -
        The loan payable has no specific
        repayment terms and  is non-interest
        bearing.  (See Note 2(a)).               $ 37,500       $ 35,600
----------------------------------------------------------------------

6.  Share Capital:

    Authorized -

    100,000,000                Common shares with a par value of $.001 each
      5,000,000                Preferred shares with a par value of $.001 each

                                                        Common
                                                        Shares      Contributed
    Issued and Outstanding -            # Shares        Amount        Surplus
-----------------------------------------------------------------------------
    Balance at June 30, 1998             1,475,618    $  5,700     $1,796,600
    Shares issued for cash                 220,000         200         95,200
    Shares exchanged for debt to
    related parties                     1,453,333        1,200        150,800
----------------------------------------------------------------------
    Balance December 31, 1998            3,148,951       7,100    2,042,600
    Shares issued for cash               6,666,667       6,900      263,100
    Reduction due to consolidation
      of 3 existing common shares
      into 1 common share effective
      May 31, 1999                      (6,543,702)         --           --
----------------------------------------------------------------------
    Balance at June 30,1999              3,271,916      14,000    2,305,700
    Shares issued for services rendered     92,222         300       16,300
----------------------------------------------------------------------
    Balance at December 31, 1999         3,364,138     $14,300   $2,322,000
----------------------------------------------------------------------


                           - See accompanying notes -

                                                                   Exhibit "E"
                                ROYCE BIOMEDICAL INC.              Continued
                      Notes to Interim Financial Statements
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


6.  Share Capital:  (Continued)

    The following options for the purchase of common shares are outstanding:

           Number of                 Exercise               Expiry
             Shares                    Price                 Date
----------------------------------------------------------------------
             10,000                 $10.50                 May 22, 2000
             20,000                  10.50              August 15, 2000
             33,333                   1.50            December 31, 2000
             33,333                   3.90            December 31, 2000
             83,333                    .30            December 31, 2000

    At December 31, 1999, 183,333 common shares were restricted from trading.

    Granting of stock options to employees and directors may give rise to a charge to income for compensation. In accordance with APB 25 under which stock options are measured by the intrinsic value method, employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option price. Alternatively, in accordance with SFAS-123, stock options could be valued using a fair market value method such as the Black-Scholes option pricing model. At the date the options were granted, there were no available market prices, therefore, it is not possible to determine the value of the options.

7.  Going Concern:

    While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses to date raises substantial doubt upon the validity of this assumption.

    The company has experienced significant losses over the past five years, including $73,700 in the current period and has an accumulated deficit of $2,276,400 at December 31, 1999. The company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve and maintain profitable operations.

    If the going concern assumption was not appropriate for these financial statements, then adjustments may be necessary in the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

    The company has financed its activities primarily from the proceeds of various share issues and loans from related companies. As a result of the company being in the early stages of operations, the recoverability of assets on the balance sheet will be dependent on the company's ability to obtain additional financing and to attain a level of profitable operations from the existing facilities in production and/or the disposition thereof.

                                                                   Exhibit "E"
                                                                     Continued
                              ROYCE BIOMEDICAL INC.
                      Notes to Interim Financial Statements
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


8.  Commitments:

    During the year ended June 30, 1997, the company issued shares to a number of investors in British Columbia, Canada at $1.42 ($2.00 Canadian). Pursuant to the British Columbia Securities Act, an Offering Memorandum should have accompanied the issuance of these shares. As they were not, the shareholders were offered the opportunity to rescind the purchase of the shares for a refund of the entire purchase price. Requests from shareholders to rescind 14,250 common shares were received within the required time limit. The company is required to refund an amount of $20,357. At December 31, 1999, these amounts have not been repaid and are included in accounts payable and accrued liabilities.

9.  Related Party Transactions:

    In addition to the transactions described elsewhere in the financial statements, the company had the following transactions with an officer, a the director of the company.
                                                            1999        1998
-----------------------------------------------------------------------
    Expenses -
        Consulting fees                                  $31,600    $  4,800
        Wages                                             18,600          --

    These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

10. Income Taxes:

    The company has net losses for income tax purposes totalling approximately $2,263,700 which may be applied against future taxable income. The potential benefit arising from these losses has been recognized as a deferred tax asset. To the extent that those benefits may not be realized, a valuation allowance is provided for. The company's deferred tax balances are as follows:

                                                           1999        1998
----------------------------------------------------------------------
    Deferred tax asset, beginning of period             $767,500    $710,200
    Benefit of current year's operating loss
    carried forward                                       26,500      39,800
----------------------------------------------------------------------
    Deferred tax asset, end of period                    794,000     750,000
----------------------------------------------------------------------
    Valuation allowance, beginning of period             767,500     710,200
    Current year's provision                              26,500      39,800
----------------------------------------------------------------------
    Valuation allowance, end of period                   794,000     750,000
----------------------------------------------------------------------
                                                       $      --    $     --
----------------------------------------------------------------------

                                                                   Exhibit "E"
                                                                     Continued
                              ROYCE BIOMEDICAL INC.
                      Notes to Interim Financial Statements
                                   (Unaudited)
                                December 31, 1999
                                  (US Dollars)


11. Income Taxes:  (Continued)

    As the company has no history of profits, management believes that it is more likely than not some or all of the deferred tax asset will not be realized and has provided a full valuation allowance against the deferred tax asset. The right to claim these losses expire as follows:

                              2010                      $173,000
                              2011                       599,000
                              2012                       748,000
                              2013                       509,000
                              2014                       163,900
                              2015                        73,800


12. Uncertainty Due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect Royce Biomedical Inc.'s ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting Royce Biomedical Inc., including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE:  February 29, 2000               ROYCE BIOMEDICAL, INC.


                                        By /s/ Kathy  Jiang
                                           Kathy Jiang, President
                                            and Principal Financial Officer

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB


                             ROYCE BIOMEDICAL, INC.
                           1100-1200 West 73rd Avenue
                       Vancouver, British Columbia V6P 6G5
                                     Canada


                                    EXHIBITS

Exhibit
Number        Exhibit Name                                          Page Number

Exhibit 2    Plan of Acquisition, Reorganization, Arrangement,
             Liquidation, etc.                                         None

Exhibit 3    Articles of Incorporation, as amended, and Bylaws         ____

Exhibit 4    Instruments Defining the Rights of Security Holders

   Exhibit 4.1  Incentive Stock Option Plan                            ____

   Exhibit 4.2  Non-Qualified Stock Option Plan                        ____

   Exhibit 4.3  Stock Bonus Plan                                         ____

Exhibit 5  Subscription Agreement                                        None

Exhibit 9  Voting Trust Agreement                                        None

Exhibit 10 Material Contracts                                           None

Exhibit 27 Financial Data Schedules                                     ____